PROSPECTUS Dated November 10, 2004                           Amendment No. 1 to
PROSPECTUS SUPPLEMENT                              Pricing Supplement No. 21 to
Dated November 10, 2004                   Registration Statement No. 333-117752
                                                         Dated January 14, 2005
                                                                 Rule 424(b)(3)

                                 Morgan Stanley
                       GLOBAL MEDIUM-TERM NOTES, SERIES F
                      Senior Floating Rate Notes Due 2015
                             Inflation Linked Notes

                                --------------

     The amount of interest payable on the notes will be linked to changes in the Consumer Price Index from and including the initial interest reset date on March 1, 2005 to but excluding February 1, 2010, which we refer to as the floating interest rate payment period. The interest rate for the notes during the period from and including February 1, 2010 to but excluding the maturity date, or any earlier redemption date, will be 6.25% per annum, as further described below. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers, reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor and reported on Bloomberg CPURNSA or any successor service.

     Beginning February 1, 2010, we have the right to call all of these notes on any interest payment date and pay to you 100% of the par value of the notes. If we decide to call the notes, we will give you notice at least 10 business days before the call date specified in the notice. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

Principal Amount:                  U.S. $22,500,000

Maturity Date:                     February 2, 2015

Settlement Date (Original
  Issue Date):                     February 1, 2005

Interest Accrual Date:             February 1, 2005

Issue Price:                       100%

Underwriter's Discounts and
  Commissions:                     1.50%

Proceeds to Company:               98.50%

Specified Currency:                U.S. dollars

Redemption Percentage at
  Maturity:                        100%

Redemption Dates:                  February 1, 2010 and any interest payment
                                   date thereafter

Redemption Percentage at
  Redemption Date:                 100%

Base Rate:                         See "Floating Interest Rate" below.

Spread (Plus or Minus):            See "Floating Interest Rate" below.

Index Maturity:                    N/A

Maximum Interest Rate:             100%

Minimum Interest Rate:             0.00%

Initial Interest Rate:             5.00%, from and including the original issue
                                   date to but excluding the initial interest reset date (calculated on an actual/actual day count basis)

Fixed Interest Rate                6.25%, from and including the fixed interest
                                   rate effective date to but excluding the maturity date (calculated on an actual/actual day count basis)

Interest Payment Dates:            The first day of each month, beginning March
                                   1, 2005; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day; provided further that no adjustment will be made to any interest payment made on that succeeding business day.

Interest Payment Period:           Monthly

Interest Reset Dates:              The first day of each month, beginning March
                                   1, 2005 to but excluding the fixed interest rate effective date

Interest Reset Period:             Monthly

Interest Determination Dates:      Each interest reset date

Fixed Interest Rate
  Effective Date:                  February 1, 2010

Reporting Service:                 Bloomberg CPURNSA

Book-Entry Note or
  Certificated Note:               Book-entry note

Senior Note or
Subordinated Note:                 Senior note

Business Days:                     New York

Calculation Agent:                 JPMorgan Chase Bank, N.A.

Denominations:                     $1,000

CUSIP:                             61745ESW2

Other Provisions:                  See below.

The notes involve risks not associated with an investment in ordinary floating rate notes. See Risk Factors on PS-3.

     Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

Consumer Price Index

     The amount of interest payable on the notes on each interest payment date during the floating interest rate payment period will be linked to changes in the Consumer Price Index. The Consumer Price Index for purposes of the notes is the non-seasonally adjusted U.S. City Average All Items Consumer Price Index for All Urban Consumers ("CPI"), reported monthly by the Bureau of Labor Statistics of the U.S. Department of Labor ("BLS") and reported on Bloomberg CPURNSA or any successor service. The CPI for a particular month is published during the following month. The CPI is a measure of the average change in consumer prices over time for a fixed market basket of goods and services, including food, clothing, shelter, fuels, transportation, charges for doctors and dentists services and drugs. In calculating the index, price changes for the various items are averaged together with weights that represent their importance in the spending of urban households in the United States. The contents of the market basket of goods and services and the weights assigned to the various items are updated periodically by the BLS to take into account changes in consumer expenditure patterns. The CPI is expressed in relative terms in relation to a time base reference period for which the level is set at
100.0. The base reference period for these notes is the 1982-1984 average.

Floating Interest Rate

     The interest rate for the notes being offered by this pricing supplement for each interest payment period during the floating interest rate payment period will be the rate determined as of the applicable interest determination date pursuant to the following formula:

                                   CPI(t)--CPI(t-12)
                   Interest Rate = ----------------- + Spread
                                       CPI(t-12)
where:

CPI(t) = CPI for the applicable reference month, as reported on Bloomberg
CPURNSA;

CPI(t-12) = CPI for the twelfth month prior to the applicable reference month, as reported on Bloomberg CPURNSA;

and

Spread = 1.25%.


     The interest rate for the notes during the initial interest payment period will be 5.00% per annum. In no case will the interest rate for the notes for any monthly interest payment period during the floating interest rate payment period be less than the minimum interest rate of 0.00% per annum or more than the maximum interest rate of 100% per annum. The amount of interest payable on the notes on each interest payment date during the floating interest rate payment period will be calculated on an actual/actual day count basis.

     CPI(t) for any interest reset date is the CPI for the third calendar month, which we refer to as the "reference month," prior to the month of such interest reset date as published and reported in the second calendar month prior to such interest reset date. For example, for the interest payment period from and including March 1, 2005 to but excluding April 1, 2005, CPI(t) will be the CPI for December 2004 (the reference month), and CPI(t-12) will be the CPI for December 2003 (which is the CPI for the twelfth month prior to the reference month). The CPI for December 2004 was published by the BLS and reported on Bloomberg CPURNSA in January 2005, and the CPI for December 2003 was published and reported in January 2004. For more information regarding the calculation of interest rates on the notes, including historical CPI levels and hypothetical interest rates, see Annex A to this pricing supplement.

     If by 3:00 PM on any interest reset date the CPI is not reported on Bloomberg CPURNSA for any relevant month, but has otherwise been published by the BLS, JPMorgan Chase Bank, N.A., in its capacity as the calculation agent, will determine the CPI as published by the BLS for such month using such other source as on its face, after consultation with us, appears to accurately set forth the CPI as published by the BLS.

     In calculating CPI(t) and CPI(t-12) , the calculation agent will use the most recently available value of the CPI determined as described above on the applicable interest reset date, even if such value has been adjusted from a prior reported value for the relevant month. However, if a value of CPI(t) and CPI(t-12) used by the calculation agent on any interest reset date to determine the interest rate on the notes (an "initial CPI") is subsequently revised by the BLS, the calculation agent will continue to use the initial CPI, and the interest rate determined on such interest reset date will not be revised.

     If the CPI is rebased to a different year or period and the 1982-1984 CPI is no longer used, the base reference period for the notes will continue to be the 1982-1984 reference period as long as the 1982-1984 CPI continues to be published.

     If, while the notes are outstanding, the CPI is discontinued or substantially altered, as determined by the calculation agent in its sole discretion, the calculation agent will determine the interest rate on the notes by reference to the applicable substitute index that is chosen by the Secretary of the Treasury for the Department of The Treasury's Inflation-Linked Treasuries as described at 62 Federal Register 846-874 (January 6, 1997) or, if no such securities are outstanding, the substitute index will be determined by the calculation agent in accordance with general market practice at the time; provided that the procedure for determining the resulting interest rate is administratively acceptable to the calculation agent.

     All values used in the interest rate formula for the notes and all percentages resulting from any calculation of interest will be rounded to the nearest one hundred-thousandth of a percentage point, with .000005% rounded up to .00001%. All dollar amounts used in or resulting from such calculation on the notes will be rounded to the nearest third decimal place, with .0005 rounded up to .001.

Risk Factors

     The notes involve risks not associated with an investment in ordinary floating rate notes or in ordinary fixed rate notes. This section describes the most significant risks relating to the notes. You should carefully consider whether the notes are suited to your particular circumstances before you decide to purchase them.

     In periods of little or no inflation, the interest rate during the floating interest rate payment period will be zero.

     Interest payable on the notes during the floating interest rate payment period is linked to year over year changes in the level of the CPI determined each month.

     If the CPI for the same month in successive years does not increase, which is likely to occur when there is little or no inflation, investors in the notes will receive an interest payment for the applicable interest payment period equal to the spread, or 1.25% per annum.

     If the CPI for the same month in successive years decreases, which is likely to occur when there is deflation, investors in the notes will receive an interest payment for the applicable interest payment period that is less than 1.25% per annum. If the CPI for the same month in successive years declines by 1.25% or more, investors in the notes will receive only the minimum interest rate, which is 0.00%.

     The interest rate on the notes during the floating interest rate payment period may be below the rate otherwise payable on debt securities issued by us with similar maturities.

     If there are only minimal increases, no changes or decreases in the monthly CPI measured year over year, the interest rate on the notes during the floating interest rate payment period will be below what we would currently expect to pay as of the date of this pricing supplement if we issued a debt instrument with terms otherwise similar to those of the notes.

     Your interest rate during the floating interest rate payment period is based upon the CPI. The CPI itself and the way the BLS calculates the CPI may change in the future.

     There can be no assurance that the BLS will not change the method by which it calculates the CPI. In addition, changes in the way the CPI is calculated could reduce the level of the CPI and lower the interest payment with respect to the notes. Accordingly, the amount of interest, if any, payable on the notes, and therefore the value of the notes, may be significantly reduced. If the CPI is substantially altered, a substitute index may be employed to calculate the interest payable on the notes during the floating interest rate payment period, as described above, and that substitution may adversely affect the value of the notes.

     The historical levels of the CPI are not an indication of the future levels of the CPI.

     The historical levels of the CPI are not an indication of the future levels of the CPI during the term of the notes. In the past, the CPI has experienced periods of volatility and such volatility may occur in the future. Fluctuations and trends in the CPI that have occurred in the past are not necessarily indicative, however, of fluctuations that may occur in the future.

     Holders of the notes will receive interest payments during the floating interest rate payment period that will be affected by changes in the CPI. Such changes may be significant. Changes in the CPI are a function of the changes in specified consumer prices over time, which result from the interaction of many factors over which we have no control.

     United States Federal Income Taxation

     The following summary is based on the opinion of Davis Polk & Wardwell, our special tax counsel, and is a general discussion of the principal U.S. federal income and estate tax consequences to initial investors in the notes that (i) purchase the notes at their issue price and (ii) will hold the notes as capital assets within the meaning of Section 1221 of the Code. Unless otherwise specifically indicated, this summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. This summary does not address all aspects of U.S. federal income or estate taxation that may be relevant to a particular investor in light of the investor's individual circumstances or to certain types of investors subject to special treatment under the U.S. federal income and estate tax laws, such as:

     o    certain financial institutions;
     o    tax-exempt organizations;
     o    dealers and certain traders in securities or foreign currencies;
     o investors holding a note as part of a hedging transaction, straddle, conversion or other integrated transaction;
     o U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
     o    partnerships;
     o nonresident alien individuals who have lost their United States citizenship or who have ceased to be taxed as United States resident aliens;
     o corporations that are treated as foreign personal holding companies, controlled foreign corporations or passive foreign investment companies;
     o Non-U.S. Holders, as defined below, that are owned or controlled by persons subject to U.S. federal income tax;
     o Non-U.S. Holders for whom income or gain in respect of a note is effectively connected with a trade or business in the United States; and
     o Non-U.S. Holders who are individuals having a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States.

If you are considering purchasing the notes, you are urged to consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation (including alternative characterizations of the notes) as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     U.S. Holders

     This section only applies to you if you are a U.S. Holder and is only a brief summary of the U.S. federal income tax consequences of the ownership and disposition of the notes. As used herein, the term "U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

     o    a citizen or resident of the United States;
     o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or
     o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     Based upon certain factual representations provided by us, Davis Polk & Wardwell is of the opinion that the notes should be treated for U.S. federal income tax purposes as having a maturity date of February 1, 2010. In such case, the Notes should be treated as "variable rate debt instruments". U.S. Holders should refer to the discussions under "United States Federal Taxation-Notes-Floating Rate Notes" and "United States Federal Taxation-Backup Withholding" in the accompanying prospectus supplement for a full description of the U.S. federal income tax and withholding consequences of ownership and disposition of a variable rate debt instrument. In the event that we do not exercise our call right on February 1, 2010, then, solely for purposes of determining the amount and timing of interest income includible in respect of the notes, each note will be deemed to have been retired and reissued on such date for an amount equal to the adjusted issue price of such note at such time.

     Accordingly, interest paid on a note will generally be taxable to a U.S. Holder as ordinary interest income at the time it is accrued or received, in accordance with such U.S. Holder's method of accounting for U.S. federal income tax purposes.

     Possible Alternative Tax Treatment of an Investment in the Notes.

     No assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment described above. If the IRS successfully asserts that the notes should be treated as contingent payment debt instruments, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to include (subject to certain adjustments) original issue discount as interest income on the notes at a rate equal to our comparable yield, as determined at the time of the issuance of the notes. In such event, a U.S. Holder's interest income in respect of the notes for any taxable period prior to February 1, 2010 may exceed the amount of interest payments on the notes for such period. In addition, under this treatment, U.S. Holders would be required to treat any gain realized on the sale or exchange of the notes as ordinary income.

     Prospective investors in the notes are urged to consult their tax advisors regarding the possible consequences of an alternate characterization of the notes as contingent payment debt instruments.

     Non-U.S. Holders

     This section only applies to you if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of a note that is for U.S. federal income tax purposes:

     o    a nonresident alien individual;
     o    a foreign corporation; or
     o    a foreign trust or estate.

Tax Treatment upon Maturity, Sale, Exchange or Disposition of a Note. Subject to the discussion below concerning backup withholding, payments on a note by us or a paying agent to a Non-U.S. Holder and gain realized by a Non-U.S. Holder on the sale, exchange or other disposition of a note will not be subject to U.S. federal income or withholding tax, provided that:

     o such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Morgan Stanley entitled to vote and is not a bank receiving interest described in Section 881(c)(3)(A) of the Code; and

     o the certification required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the Non-U.S. Holder, as discussed below.

Certification Requirements. Sections 871(h) and 881(c) of the Code require that, in order to obtain an exemption from withholding tax in respect of payments on the notes that are, for U.S. federal income tax purposes, treated as interest, the beneficial owner of a note certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a "United States person" within the meaning of Section 7701(a)(30) of the Code. If you are a prospective investor, you are urged to consult your own tax advisor regarding these certification requirements.

Estate Tax. Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers) should note that, absent an applicable treaty benefit, a note or coupon will be treated as U.S. situs property subject to U.S. federal estate tax if payments on the note, if received by the decedent at the time of death, would have been subject to U.S. federal withholding tax (even if the W-8BEN certification requirement described above were satisfied).

If you are considering purchasing the notes, you are urged to consult your own tax advisor regarding the U.S. federal estate tax consequences of investing in the notes.

Information Reporting and Backup Withholding. Information returns may be filed with the U.S. Internal Revenue Service (the "IRS") in connection with payments on the notes as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to U.S. backup withholding on such payments or proceeds, unless the Non-U.S. Holder complies with certification requirements to establish that it is not a United States person. The certification requirements of Sections 871(h) and 881(c) of the Code, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.

                                                                        Annex A

       Historical Information and Hypothetical Interest Rate Calculations

     Provided below are historical levels of the CPI as reported by the BLS for the period from January 1998 to December 2004. Also provided below are the hypothetical interest rates for the period from April 1999 to January 2005 that would have resulted from the historical levels of the CPI presented below. We obtained the historical information included below from Bloomberg Financial Markets, and we believe such information to be accurate.

     The historical levels of the CPI should not be taken as an indication of future levels of the CPI, and no assurance can be given as to the level of the CPI for any reference month. The hypothetical interest rates that follow are intended to illustrate the effect of general trends in the CPI on the amount of interest payable to you on the notes during the floating interest rate payment period. However, the CPI may not increase or decrease over the term of the notes in accordance with any of the trends depicted by the historical information in the table below, and the size and frequency of any fluctuations in the CPI level during the floating interest rate payment period, which we refer to as the volatility of the CPI, may be significantly different than the volatility of the CPI indicated in the table. As a result, the hypothetical interest rates depicted in the table below should not be taken as an indication of the actual interest rates that will be paid on the interest payment periods during the floating interest rate payment period.

                     Historical Levels of CPI                     Hypothetical Interest Rates Based on Historical CPI Levels

            1998    1999    2000     2001    2002      2003    2004   1999   2000    2001    2002    2003    2004    2005
          -------------------------------------------------------------------------------------------------------------------
January    161.6   164.3   168.8    175.1   177.1     181.7   185.2          3.81%   4.70%   3.38%   3.28%   3.29%   4.44%
                                                                                                   --------
February   161.9   164.5   169.8    175.8   177.8     183.1   186.2          3.87    4.70    3.15  | 3.45 |  3.02
                                                   - - - - - - - - - - - - - - - - - - - - - - - - --------
March      162.2   165.0   171.2    176.2   178.8  |  184.2   187.4          3.93    4.64    2.80    3.63    3.13
April      162.5   166.2   171.3    176.9   179.8  |  183.8   188.0   2.92   3.99    4.98    2.39    3.85    3.18
May        162.8   166.2   171.5    177.7   179.8  |  183.5   189.1   2.86   4.47    4.78    2.39    4.23    2.94
June       163.0   166.2   172.4    178.0   179.9  |  183.7   189.7   2.98   5.01    4.17    2.73    4.27    2.99
July       163.2   166.7   172.8    177.5   180.1  |  183.9   189.4   3.53   4.32    4.52    2.89    3.47    3.54
August     163.4   167.1   172.8    177.5   180.7  |  184.6   189.5   3.34   4.44    4.87    2.43    3.31    4.30
September  163.6   167.9   173.7    178.3   181.0  |  185.2   189.9   3.21   4.98    4.50    2.32    3.36    4.52
October    164.0   168.2   174.0    177.7   181.3  |  185.0   190.9   3.39   4.91    3.97    2.71    3.36    4.24
                                  ------------------
November   164.0   168.3   174.1  | 177.4   181.3  |  184.5   191.0   3.51   4.66    3.97    3.05    3.41    3.90
                                  ------------------
December   163.9   168.3   174.0    176.7   180.9     184.3   190.3   3.88   4.70    3.90    2.76    3.57    3.79

     For example, the hypothetical interest rate payable on the notes for the February 2003 interest payment period would have been 3.45% per annum. This hypothetical interest rate is calculated by inserting the following CPI levels into the interest rate formula described above under "Interest Rate":

     CPI(t) = 181.3, which is equal to the CPI level for November 2002, which as the third calendar month prior to the interest reset date of February 2003, would be the reference month; and

     CPI(t-12) = 177.4, which is equal to the CPI level for November 2001, the twelfth calendar month prior to the reference month for the interest reset date of February 2003,

                                     181.3--177.4
               as follows:  3.45% = -------------- + 1.25%
                                        177.4